EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2014
Excluding interest on deposits
Income before income tax expense	$29,792
Fixed charges:
Interest expense	6,264
One-third of rents, net of income from subleases (a)	624
Total fixed charges	6,888
Add: Equity in undistributed loss of affiliates	1,026
Income before income tax expense and fixed charges, excluding capitalized interest	$37,706
Fixed charges, as above	$6,888
Preferred stock dividends (pre-tax)	1,558
Fixed charges including preferred stock dividends	$8,446
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.46
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$8,446
Add: Interest on deposits	1,633
Total fixed charges including preferred stock dividends and interest on deposits	$10,079
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$37,706
Add: Interest on deposits	1,633
Total income before income tax expense, fixed charges and interest on deposits	$39,339
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.90

(a)	The proportion deemed representative of the interest factor.